United states

Securities and exchange commission

WashinGton, d.c. 20549

Schedule 13G

Under the securities exchange act of 1934

Cell Therapeutics, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

150934503

(CUSIP Number)

May 28, 2012

(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

--------------------------

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act.

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1.	NAME OF REPORTING PERSON

Socius CG II, Ltd. (“Socius CG”)

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

25,000,000

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

25,000,000

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

9.9%

12.	TYPE OF REPORTING PERSON

OO

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1.	NAME OF REPORTING PERSON

Socius Capital Group, LLC (“Socius Capital”)

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

27-1051956

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

25,000,000

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

25,000,000

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

9.9%

12.	TYPE OF REPORTING PERSON

HC

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1.	NAME OF REPORTING PERSON

Sabra ICG, LLC (“Sabra”)

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

27-0901060

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

25,000,000

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

25,000,000

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

9.9%

12.	TYPE OF REPORTING PERSON

HC

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1.	NAME OF REPORTING PERSON

Terren S. Peizer

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

25,000,000

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

25,000,000

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

9.9%

12.	TYPE OF REPORTING PERSON

IN

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ITEM 1 (a)	Name of Issuer:

Cell Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3101 Western Avenue, Suite 600, Seattle, WA 98121

ITEM 2 (a)	Name of Person Filing:

Socius CG

Socius Capital

Sabra

Terren S. Peizer

(b)	Address of Principal Business Office, or, if None, Residence:

The address of the principal business office of Socius CG is:

Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The address of the principal business office of Socius Capital, Sabra and

Mr. Peizer is:

11150 Santa Monica Boulevard, Suite 1500, Los Angeles, CA 90025.

(c)	Citizenship:

Socius CG is a Bermuda exempted company.

Socius Capital is a Delaware limited liability company.

Sabra is a California limited liability company.

Mr. Peizer is a United States citizen.

(d)	Title of Class of Securities:

Common Stock, no par value per share.

(e)	CUSIP NUMBER:

150934503

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ITEM 3:	If this Statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

☐	a. Broker or dealer registered under Section 15 of the Exchange Act;
☐	b. Bank as defined in Section 3(a)(6) of the Exchange Act;
☐	c. Insurance company as defined in Section 3(a)(19) of the Exchange Act;
☐	d. Investment company registered under Section 8 of the Investment Company Act of 1940;
☐	e. An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
☐	f. An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
☐	g. A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
☐	h. A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
☐	i. A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
☐	j. A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
☐	k. Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 25,000,000

(b)	Percent of class: 9.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 25,000,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 25,000,000

(iv)	Shared power to dispose or to direct the disposition of: 0

See items 5-8 of cover pages.

On May 28, 2012, Socius CG entered into a Securities Purchase Agreement (“Agreement”) with the issuer. Under the Agreement, the issuer may sell to Socius CG shares of the issuer’s Series 15 Preferred Stock (“Preferred Stock”), convertible into shares of its common stock (“Common Stock”), and warrants (“Warrants”) to purchase shares of Common Stock upon the exercise or exchange of such Warrants, subject to contractual limitations contained in the Agreement and the Warrants and an aggregate 9.9% ownership limitation for Socius CG and its affiliates as contained in the Agreement and the Warrants. On May 29, 2012, pursuant to the initial closing under the Agreement, Socius CG received 20,000 shares of Preferred Stock, which were immediately converted into 20,000,000 shares of Common Stock, and an initial Warrant to purchase up to 13,333,332 shares of Common Stock subject to contractual limitations contained therein.

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For purposes of calculating the percent of class, the reporting persons have assumed that there were a total of 227,712,286 shares of Common Stock outstanding immediately prior to the issuance of the Preferred Stock and Warrant to Socius CG such that 20,000,000 shares of Common Stock issuable upon conversion of the Preferred Stock, plus additional shares of Common Stock that may be obtained, subject to limitations, within 60 days upon exercise or exchange of the initial Warrant, issuance to Socius CG of additional shares of Preferred Stock and Warrants, and/or conversion, exercise or exchange thereof into shares of Common Stock, represent approximately 9.9% of the class subsequent to such issuance.

Voting and dispositive power with respect to the shares held by Socius CG is exercised by Ward Jensen, its Vice President-Trading. However, the Agreement and Warrants provide that, for so long as Socius CG holds any securities of the issuer, including without limitation any shares of common stock issuable upon conversion of Preferred Stock and/or exercise or exchange of the Warrants, each of Socius CG and its affiliates is prohibited from: (1) voting any shares of Common Stock owned or controlled by it (other than votes related to increasing the number of authorized shares as may be required to enable the issuer to comply with the Agreement and related transaction documents) or soliciting any proxies or seeking to advise or influence any person with respect to any voting securities of the issuer; (2) engaging or participating in any actions, plans or proposals which relate to or would result in, among other things with respect to the issuer, (a) an extraordinary corporate transaction such as a merger, (b) a sale of a material amount of assets, (c) any change in the present board of directors or management, (d) any material change in capitalization or dividend policy, or (e) any similar or other change in the issuer’s business or corporate structure; or (3) requesting the issuer to amend or waive any of the foregoing prohibitions.

Socius CG is not a registered broker-dealer or an affiliate of a registered broker-dealer.

Other than as described above, none of Sabra, Socius Capital or Mr. Peizer directly owns any shares of the issuer. Mr. Peizer is the sole Managing Director and the sole ultimate beneficial owner of Sabra and Socius Capital. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Sabra, Socius Capital and/or Mr. Peizer may be deemed to beneficially own and/or control the shares owned by Socius CG. Sabra, Socius Capital and Mr. Peizer disclaim beneficial ownership and control of any securities covered by this statement.

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: ☐

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 1.

ITEM 8:	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9:	Notice of Dissolution of Group.

Not Applicable.

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ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 1, 2012	SOCIUS CG II, LTD.

		By:	/s/ Terren S. Peizer
		Name:	Terren S. Peizer
		Its:	Managing Director

Dated:	June 1, 2012	SOCIUS CAPITAL GROUP, LLC

		By:	/s/ Terren S. Peizer
		Name:	Terren S. Peizer
		Its:	Managing Director

Dated:	June 1, 2012	SOCIUS ICG, LLC

		By:	/s/ Terren S. Peizer
		Name:	Terren S. Peizer
		Its:	Managing Director

Dated:	June 1, 2012	/s/ Terren S. Peizer
Terren S. Peizer

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EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Exhibit Stating Identity of Relevant Subsidiary per Item 7 of Schedule 13G

EXHIBIT 2

Joint Filing Agreement among Socius CG II, Ltd., Socius Capital Group, LLC, Sabra ICG, LLC and Terren S. Peizer

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Exhibit 1

Socius CG II, Ltd. is a subsidiary of Socius Capital Group, LLC

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Exhibit 2

JOINT FILING AGREEMENT

This Joint Filing Agreement, entered into and effective as of June 1, 2012, is made by and among Socius CG II, Ltd., Socius Capital Group, LLC, Sabra ICG, LLC and Terren S. Peizer (each, a “Filer” and, collectively, the “Filers”) pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

 Each of the Filers hereby acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of each of the Filers and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the Filers without the necessity of filing additional joint filing agreements. Each Filer acknowledges that such Filer shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning such Filer contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any of the other Filers, except to the extent that such Filer knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice to the other Filers.

Dated:	June 1, 2012	SOCIUS CG II, LTD.

		By:	/s/ Terren S. Peizer
		Name:	Terren S. Peizer
		Its:	Managing Director

Dated:	June 1, 2012	SOCIUS CAPITAL GROUP, LLC

		By:	/s/ Terren S. Peizer
		Name:	Terren S. Peizer
		Its:	Managing Director

Dated:	June 1, 2012	SOCIUS ICG, LLC

		By:	/s/ Terren S. Peizer
		Name:	Terren S. Peizer
		Its:	Managing Director

Dated:	June 1, 2012	/s/ Terren S. Peizer
Terren S. Peizer

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